Exhibit 99.35

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation")
1950 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

January 23, 2012

3.	News Release

A press release was disseminated on January 23, 2012 via Marketwire.

4.	Summary of Material Change

The Corporation announced the appointments of Alex Black as Chief Executive Officer and Victor Gobitz as Chief Operating Officer.

5.	Full Description of Material Change
5.1 Full Description of Material Change

The Corporation announced that Alex Black will now serve as the Company’s Chief Executive Officer in addition to his continuing role as President and that Victor Gobitz will serve as the Company’s Chief Operating Officer commencing February 1, 2012. Mr. Black and Mr. Gobitz also serve as directors of the Company. Mr. Gobitz is a mining engineer with extensive experience in the start-up and expansion of mining projects.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO
Tel: (604) 628-1401 or 778-389-5907

9.	Date of Report

January 24, 2012